SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 15, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)



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PRESS RELEASE

    CNOOC Limited Reported Record Net Profit and Declared Special Dividend

(Hong Kong, March 15, 2004) CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") announced today its annual results for the 12 months ended December 31, 2003. In the past year, the Company generated oil and gas revenues of Rmb 28.1 billion (USD 3.4 billion), an increase of Rmb 4.3 billion (USD 524 million), or 18.2%, from 2002. Net income reached a historical high of Rmb 11.98 billion (USD 1.45 billion) under the U.S. GAAP or 11.54 billion (USD 1.39 billion) under the HK GAAP, a year-over-year increase of Rmb 2.89 billion (USD 350 million) and 31.9% under the U.S. GAAP or Rmb 2.30 billion (USD 278 million) and 24.9% under the HK GAAP. Meanwhile, profit margin improved from 38.8% to 41.0% due to higher realized oil price and lower exploration expenses incurred in 2003. The Board has authorized a HKD 0.12 per share (US$ 0.308 per ADS) normal dividend and a HKD 0.18 per share (US$ 0.462 per ADS) special dividend.

"High commodity prices helped push CNOOC's profit to a record level in 2003. Even with slight increases in costs, we continue to see margin expansions in operating results. Exploration programs delivered impressive results. They have laid foundation for further growth of the Company in the future, "said Fu Chengyu, Chairman and Chief Executive Officer.

In 2003, three development projects commenced production. The Company achieved annual production of 130.2 million boe while maintaining its competitive cost structure with all-in production costs of US$11.08 per boe. The Company's new exploration program resulted in nine discoveries and ten appraisal successes in 2003, achieving a reserve replacement ratio of 238% offshore China with 260 million boe incremental reserve addition. As of December 31, 2003, net oil and gas reserves totaled approximately 2.1 billion boe. "In 2003, we achieved high reserve replacement with lower exploration expenses than those in 2002, maintained competitive production costs and met development targets despite operating challenges and technical difficulties," commented Zhou Shouwei, President of the Company.

The Board of Directors has approved a year-end dividend of HKD 30 cents per share, including a normal dividend of HKD 12 cents and a special dividend of HKD 18 cents per share, which, together with the interim dividend of HKD 32 cents per share, will give a total of HKD 62 cents per share dividend. "The financial performance of the Company in 2003 was excellent. The special dividend is an extra-bonus to our shareholders, reflecting this management's confidence in the Company's future and its optimism in the movement of commodity prices," commented Mark Qiu, Chief Financial Officer and Senior Vice President of the Company.

                                      End

Notes to Editors:

              CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents and its net production averaged 356,729 BOE per day.

CNOOC Limited is currently engaged in exploration, development and production in 4 major areas offshore China, which covers Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producer in Indonesia.

The Company has about 2,447 employees.

              CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further inquiries, please contact:

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Mr. Xiao Zongwei                 Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                    Ketchum Newscan Public Relations
Tel: +86 10 8452 1646            Tel: 852-3141-8016/852-3141-8063/852-3141-8091
Fax: +86 10 8452 1441            Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn      E-mail: anne.lui@knprhk.com
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                                         carol.chan@knprhk.com
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                                         maggie.chan@knprhk.com
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                               -----------------------
                                               Name:  Cao Yunshi
                                               Title:  Company Secretary

Dated: March 15, 2004